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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 _______________

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                              Cyberian Outpost, Inc
  _____________________________________________________________________________
                                (Name of Issuer)

                          Common Stock, $0.01 par value
  _____________________________________________________________________________
                         (Title of Class of Securities)

                                    231914102
                  _____________________________________________
                                 (CUSIP Number)

                                Kathryn J. Kolder
                             Fry's Electronics, Inc.
                              600 East Brokaw Road
                           San Jose, California 95112
                                  408-487-4500

                             Richard Capelouto, Esq.
                              Daniel Clivner, Esq.
                           Simpson Thacher & Bartlett
                              3330 Hillview Avenue
                           Palo Alto, California 94304
                                  650-251-5000
  _____________________________________________________________________________
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications)

                                  July 9, 2001
             _______________________________________________________
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

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CUSIP No.  231914102                             Page   2   of     7      Pages
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fry's Electronics, Inc.
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]

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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          WC
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                           [ ]


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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
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                        7        SOLE VOTING POWER

                                 3,465,000
NUMBER OF         -------------------------------------------------------------
SHARES                  8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                         None
EACH              -------------------------------------------------------------
REPORTING               9        SOLE DISPOSITIVE POWER
PERSON
WITH                             3,465,000
                  -------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 None
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,465,000 shares
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                [ ]

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.933%
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14        TYPE OF REPORTING PERSON*

          CO
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                                  SCHEDULE 13D

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CUSIP No.  231914102                             Page   3   of      7     Pages
-------------------------------------------------------------------------------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The TAW, L.P.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [ ]

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3         SEC USE ONLY


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4         SOURCE OF FUNDS*

          AF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                            [ ]


-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
-------------------------------------------------------------------------------
                        7        SOLE VOTING POWER

                                 3,465,000
NUMBER OF         -------------------------------------------------------------
SHARES                  8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                         None
EACH              -------------------------------------------------------------
REPORTING               9        SOLE DISPOSITIVE POWER
PERSON
WITH                             3,465,000
                  -------------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER

                                 None
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,465,000 shares
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.933%
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14        TYPE OF REPORTING PERSON*

          PN
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     The Schedule 13D filed by Fry's Electronics, Inc. ("Fry's") and The TAW,
L.P. ("TAW") on May 18, 2001 (the "Initial Schedule 13D"), with respect to the shares of the common stock, par value $.01 per share (the "Common Stock") of Cyberian Outpost, Inc. (the "Company") held by Fry's and TAW, is hereby amended and supplemented. Except as amended and supplemented hereby, the Initial
Schedule 13D remains in full force and effect. Fry's and TAW are collectively referred to herein as the "Reporting Persons."

Item 3 - Source And Amount Of Funds Or Other Consideration

     On June 28, 2001, Fry's purchased an additional 315,000 shares of Common Stock in open market transactions on the Nasdaq Stock Market for a purchase price of approximately $0.66 per share or $207,900 in the aggregate. The source of funds for this purchase was Fry's working capital.

Item 4 - Purpose Of Transaction

     All shares of Common Stock the ownership of which is reported hereby and in the Initial Schedule 13D were acquired for investment purposes.

     On July 9, 2001, John C. Fry, Chairman and Chief Executive Officer of Fry's, sent a letter (the "Letter") to Darryl Peck, the Chairman and Chief Executive Officer of the Company. In the Letter, Mr. Fry indicated that Fry's is prepared to offer to purchase all outstanding shares of the Company's common stock for $0.70 per share in cash. Fry's believes that this proposal represents a superior alternative to the pending all-stock acquisition of the Company by PC Connection, Inc. ("PC Connection"), particularly in light of recent developments reported by PC Connection.

     The Letter states that the proposal represents a 27% premium to the Company's closing price on Friday, July 6, 2001, and a 26% premium to the average closing price of the Company's common stock since the Company announced the execution of the merger agreement between the Company and PC Connection on May 29, 2001 (the "Merger Agreement"). The Letter further states that the proposal was based solely upon publicly available information. Fry's requested the opportunity to review the Company's material non-public information and disclosure schedules, subject to a customary confidentiality agreement and the Company's compliance with its obligations under the Merger Agreement. Fry's estimated that such a review would take no longer than one week, following which Fry's may be prepared to increase its offer price.

     The Letter states that Fry's has corporate authority and sufficient funds to effect the proposed transaction on a timely basis and does not need to condition its offer on obtaining financing. In addition, Fry's indicated that it is prepared to make arrangements to provide working capital financing for the Company, if necessary, on substantially the same terms as are being provided by PC Connection.

     The Letter further states that, subject to Fry's review and approval of the disclosure schedules, it would be prepared to sign a merger agreement containing substantially similar representations, warranties, covenants and conditions as the Merger Agreement. However, among other matters, Fry's proposed that its agreement with the Company:


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          -    would provide for a price of $0.70 per share in cash;

          - would not contain a price adjustment based on the Company's June to August revenues;

          - would not contain the $1 million walk-away right that currently exists in favor of PC Connection;

          - would not include a lock-up warrant, but rather would contain a customary break up fee; and

          - could be structured as a two-step merger with an up-front tender offer in order to provide cash to the Company's stockholders as soon as possible.

     Fry's intends to vote its shares of Common Stock against the adoption of the current PC Connection transaction when and if that transaction is submitted to the Company's stockholders for their approval. Fry's also reserve the right to solicit proxies in opposition to that transaction. The Letter states that in Fry's view, certain provisions in the Merger Agreement and the related warrant issued to PC Connection are inconsistent with the fiduciary obligations of the Company's Board of Directors to its stockholders, including Fry's, and are invalid under applicable law. Fry's reserved its rights to challenge the legality of these agreements.

     Fry's has proposed negotiating an agreement, consistent with the Company's obligations under the Merger Agreement and related warrant, that provides for the acquisition of the Company by Fry's and the termination of the agreements between PC Connection and the Company. The Letter states that Fry's is prepared to pay to PC Connection a termination fee equal to $500,000, representing approximately 3% of the Company's current equity value. If the warrant is declared invalid or PC Connection agrees to Fry's proposed termination fee, the Letter states that Fry's would also be prepared to increase its offer to the Company's stockholders by the difference between the $1.5 million profit cap set forth in the warrant and the termination fee to be paid to PC Connection.

     This description of Fry's proposal is qualified in its entirety by reference to the Letter, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

     Fry's will continue to evaluate the business and operations of the Company. Depending on future developments, the plans of the Reporting Persons may change, and the Reporting Persons will take such actions as they deem appropriate under the circumstances. The Reporting Persons may from time-to-time (i) acquire additional shares of Common Stock (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise, including pursuant to the transactions contemplated by the Merger Agreement or (iii) amend, modify or terminate the proposal set forth in the Letter. No assurance can be given that the proposal described in the Letter will be consummated or that it will not be amended or abandoned.

     Other than as set forth above, none of Fry's, TAW or any of the other persons listed in Item 2 of the Initial Schedule 13D has any present plans or proposals which relate to or

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would result in any of the transactions or events set forth in clauses (a)
through (j) of Item 4 of Schedule 13D as set forth in Rule 13d-101 of the rules and regulations of the Securities and Exchange Commission promulgated under the Exchange Act.

Item 5 - Interest In Securities Of The Issuer

     (a) Fry's beneficially owns, and TAW beneficially owns, as the controlling stockholder of Fry's, 3,465,000 shares of Common Stock, constituting approximately 10.933% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding on June 14, 2001 as reported in the Company's Form 10-K/A filed on June 28, 2001).

     (c) Other than the transaction disclosed in Item 3, which disclosure is incorporated herein by reference, neither Fry's nor TAW has effected any transactions in the Common Stock since the date of the Initial Schedule 13D.

Item 7 - Material To Be Filed As Exhibits

  -----------------------------------------------------------------------------
      Exhibit No.       Title
  -----------------------------------------------------------------------------

        99.1 Letter, dated July 9, 2001, from John C. Fry, Chairman and Chief Executive Officer of Fry's Electronics, Inc., to Darryl Peck, Chairman and Chief Executive Officer of Cyberian Outpost, Inc.
  -----------------------------------------------------------------------------





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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2001

                               FRY'S ELECTRONICS, INC.


                               By: /s/ Kathryn J. Kolder
                                        ---------------------------------------
                                        Name:    Kathryn J. Kolder
                                        Title:   Executive Vice President


                               THE TAW, L.P.


                               By:  R.D.J., LLC, as General Partner


                                    By: /s/ John C. Fry
                                    ----------------------------------
                                    Name:      John C. Fry
                                    Title:     Member